SUNRISE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

Note 1 - Organization

Sunrise Securities Corp. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since June 12, 1992. The Company provides financing and corporate financial advisory services to small and mid-sized companies, primarily through private placement securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for individual tax purposes. The Company is subject to New York City corporation taxes.

Valuation of Investments

Fair Value Measurement guidance established a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I – Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quote prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Note 2 - Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant management judgment or estimation. The type of investment which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, and investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The sole shareholder is responsible for valuation policies and procedures and determining the fair value of investments. The sole shareholder has procedures in place to determine fair value of the Company's Level III investments, if any. Such procedures are designed to assure that the applicable valuation approach is appropriate and that the values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized had a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

Note 2 - Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The following table presents the Company's fair value of hierarchy for securities owned as of December 31, 2015:

| | Level I | Level II | Level III | |
Securities owned at fair value:	Quote prices in active markets for identical assets	Significant other obseravable inputs	Unobservable inputs	Balance as of 12/31/15
Equities - Common Stock	$ 397,487	$ 98,786		$ 496,273
Warrants	-	-	-	-
	$ 397,487	$ 98,786	$ -	$ 496,273

There were no transfer between level 1 and level 2 during the year.

The Company holds for investment purposes securities of an issuer that services the electric automobile industry and also other securities in diverse industries of varying sizes. The Company may receive securities as compensation in connection with its business activities. At December 31, 2015, these investments are included in the statement of financial condition in securities owned.

At December 31, 2015, an investment in one company servicing the electric automobile industry represented approximately 91% and 55% of the Company's Level I and Level II equities, respectively.

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are included in securities owned on the statement of financial condition at December 31, 2015.

Note 3 - Transactions with Related Parties

During 2015, the sole shareholder forgave a payable due to him of $75,000, which was treated as a contribution of additional paid-in capital to the Company.

SUNRISE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $162,035, which exceeded its requirement by $112,035. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was .4119 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - Contingency

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

Note 7 - Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 7 - Income Taxes (continued)

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and there are currently no income tax returns under audit. The Company is no longer subject to U.S. federal and state income tax audits for the periods prior to 2012. Any interest and penalties determined to result from uncertain tax positions will be classified as interest and other expense.

Note 8 – Regulatory Issues

On December 9, 2015, the Company executed a letter of acceptance, waiver and consent ("AWC") and agreed to pay a fine of $30,000 to Finra for allegations relating to deficiencies to maintain and implement anti-money laundering ("AML") procedures and also failed to establish and implement an adequate supervisory system from June 2010 through May 2013.

Note 9 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2015 through March 24, 216, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

On February 11, 2016 petitioned and received approval from Financial Industry Regulatory Authority ("FINRA")to reduce its net capital requirement to $5,000.